Exhibit 99.1
CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

LYONDELL CHEMICAL COMPANY

CONSOLIDATED STATEMENTS OF INCOME

	For the three months ended		For the nine months ended
	September 30,		September 30,
Millions of dollars, except per share data	2007	2006	2007	2006

Sales and other operating revenues:
Trade	$7,135	$5,495	$20,057	$13,780
Related parties	250	320	599	1,168
	7,385	5,815	20,656	14,948
Operating costs and expenses:
Cost of sales	6,736	5,172	18,853	13,321
Asset impairments	- -	106	- -	106
Selling, general and administrative expenses	188	132	527	376
Research and development expenses	18	17	55	54
	6,942	5,427	19,435	13,857

Operating income	443	388	1,221	1,091

Interest expense	(144)	(164)	(499)	(459)
Interest income	6	8	26	27
Other income (expense), net	24	(18)	(16)	60

Income from continuing operations before equity investments and income taxes	329	214	732	719

Income (loss) from equity investments:
Houston Refining LP	- -	(104)	- -	73
Other	- -	2	2	4
	- -	(102)	2	77

Income from continuing operations before income taxes	329	112	734	796

Provision for income taxes	123	51	251	320

Income from continuing operations	206	61	483	476

Income (loss) from discontinued operations, net of tax	- -	(4)	(82)	31

Net income	$206	$57	$401	$507

Earnings per share:
Income from continuing operations:
Basic	$0.81	$0.24	$1.91	$1.92
Diluted	$0.78	$0.23	$1.83	$1.84
Net income:
Basic	$0.81	$0.23	$1.59	$2.05
Diluted	$0.78	$0.22	$1.52	$1.96

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

CONSOLIDATED BALANCE SHEETS

Millions, except shares and par value data	September 30, 2007	December 31, 2006

ASSETS
Current assets:
Cash and cash equivalents	$303	$401
Accounts receivable:
Trade, net	2,367	1,837
Related parties	118	95
Inventories	1,906	1,877
Prepaid expenses and other current assets	155	147
Deferred tax assets	50	102
Current assets held for sale	- -	687
Total current assets	4,899	5,146

Property, plant and equipment, net	8,491	8,542
Investments and long-term receivables:
Investment in PO joint ventures	799	778
Other	100	115
Goodwill, net	1,373	1,332
Other assets, net	878	864
Long-term assets held for sale	- -	1,069

Total assets	$16,540	$17,846

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$423	$18
Accounts payable:
Trade	2,262	1,785
Related parties	77	83
Accrued liabilities	965	980
Current liabilities associated with assets held for sale	- -	341
Total current liabilities	3,727	3,207

Long-term debt	6,226	7,936
Other liabilities	1,258	1,453
Deferred income taxes	1,678	1,537
Long-term liabilities associated with assets held for sale	- -	391
Commitments and contingencies
Minority interests	121	134
Stockholders’ equity:
Common stock, $1.00 par value, 420,000,000 shares authorized, 254,354,550 and 249,764,306 shares issued, respectively	254	250
Additional paid-in capital	3,335	3,248
Retained deficit	(103)	(330)
Accumulated other comprehensive income	66	42
Treasury stock, at cost, 739,186 and 793,736 shares, respectively	(22)	(22)
Total stockholders’ equity	3,530	3,188

Total liabilities and stockholders’ equity	$16,540	$17,846

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the nine months ended
	September 30,
Millions of dollars	2007	2006

Cash flows from operating activities:
Net income	$401	$507
Loss (income) from discontinued operations, net of tax	82	(31)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	662	495
Asset impairments	- -	106
Equity investments –
Amounts included in net income	(2)	(77)
Distributions of earnings	1	73
Deferred income taxes	184	115
Debt prepayment premiums and charges	47	21
Changes in assets and liabilities that provided (used) cash:
Accounts receivable	(489)	(210)
Inventories	(12)	(175)
Accounts payable	396	(120)
Other, net	(424)	(123)
Net cash provided by operating activities – continuing operations	846	581
Net cash provided by (used in) operating activities – discontinued operations	(113)	38
Net cash provided by operating activities	733	619
Cash flows from investing activities:
Expenditures for property, plant and equipment	(360)	(197)
Payments to discontinued operations	(97)	(12)
Acquisition of Houston Refining LP and related payments, net of cash acquired	(94)	(2,413)
Distributions from affiliates in excess of earnings	2	117
Contributions and advances to affiliates	(34)	(82)
Other	12	6
Net cash used in investing activities – continuing operations	(571)	(2,581)
Net proceeds from sale of discontinued operations before required repayment of debt	1,089	- -
Other net cash provided by (used in) investing activities – discontinued operations	82	(30)
Net cash provided by (used in) investing activities	600	(2,611)
Cash flows from financing activities:
Repayment of long-term debt	(1,831)	(2,095)
Issuance of long-term debt	510	4,356
Dividends paid	(171)	(167)
Proceeds from and tax benefits of stock option exercises	81	18
Other, net	7	(3)
Net cash provided by (used in) financing activities – continuing operations	(1,404)	2,109
Debt required to be repaid upon sale of discontinued operations	(99)	- -
Other net cash provided by (used in) financing activities – discontinued operations	23	(13)
Net cash provided by (used in) financing activities	(1,480)	2,096
Effect of exchange rate changes on cash	4	4
Increase (decrease) in cash and cash equivalents	(143)	108
Cash and cash equivalents at beginning of period	446	593
Cash and cash equivalents at end of period	303	701
Less: Cash and cash equivalents at end of period – discontinued operations	- -	45
Cash and cash equivalents at end of period – continuing operations	$303	$656

See Notes to the Consolidated Financial Statements

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

  LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1.       Basis of Preparation

Lyondell Chemical Company, together with its consolidated subsidiaries (collectively, “Lyondell” or “the Company”), is a global manufacturer of chemicals and plastics, a refiner of heavy, high-sulfur crude oil and a significant producer of fuel products.  As a result of Lyondell’s purchase of its partner’s 41.25% equity interest in, and Lyondell’s resulting 100% ownership of, Houston Refining LP (“Houston Refining”), the operations of Houston Refining are consolidated prospectively from August 16, 2006.  Prior to August 16, 2006, Lyondell accounted for its investment in Houston Refining using the equity method (see Note 5 for additional information).

The accompanying consolidated financial statements are unaudited and have been prepared from the books and records of Lyondell in accordance with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X for interim financial information.  Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements.  In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation have been included.  For further information, refer to the audited consolidated financial statements and notes thereto included in the Lyondell Chemical Company Current Report on Form 8-K dated May 29, 2007.

Certain previously reported amounts have been reclassified to present Lyondell’s inorganic chemicals business operations as discontinued operations.  Unless otherwise indicated, information presented in the notes to the financial statements relates only to Lyondell’s continuing operations.  Information related to Lyondell’s discontinued operations is presented in Note 4.

2.       Accounting and Reporting Changes

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115, which permits election of fair value to measure many financial instruments and certain other items.  SFAS No. 159 is effective for Lyondell beginning in 2008.  Lyondell is currently evaluating whether it will elect the fair value option for any of its eligible financial instruments and other items.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements.  The new standard defines fair value, establishes a framework for its measurement and expands disclosures about such measurements.  For Lyondell, the standard will be effective beginning in 2008.  Lyondell does not expect the application of SFAS No. 157 to have a material effect on its consolidated financial statements.

Lyondell adopted the provisions of FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007.  As a result of the implementation of FIN No. 48, Lyondell recognized a $47 million increase in the liability related to uncertain income tax positions, which was accounted for as a $41 million increase in goodwill related to the acquisition of Millennium Chemicals, Inc. (together with its consolidated subsidiaries “Millennium”), a $4 million increase in deferred tax assets and a $2 million increase of the January 1, 2007 balance of retained deficit (see Note 14).

 LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.       Agreement and Plan of Merger

On July 16, 2007, Lyondell, Basell AF, a Luxembourg company (“Basell”), and BIL Acquisition Holdings Limited, a Delaware corporation and a wholly owned subsidiary of Basell (“Merger Sub”), entered into an agreement and plan of merger pursuant to which Merger Sub will be merged with and into Lyondell with Lyondell continuing as the surviving corporation and a wholly owned subsidiary of Basell.  Pursuant to the merger, each outstanding share of Lyondell's common stock will be converted into the right to receive $48 per share in cash.

The proposed merger is subject to approval by Lyondell’s shareholders and other customary closing conditions.  The antitrust approvals required by the merger agreement as a condition to closing have been received and/or any associated waiting periods have expired.  A special meeting of Lyondell’s shareholders has been scheduled for November 20, 2007 to vote on the proposed merger, which is expected to close in the fourth quarter 2007.

The merger agreement restricts Lyondell’s ability to take specified actions without Basell’s approval including, among other things, making significant acquisitions, dispositions or investments, making certain significant capital expenditures not contemplated by Lyondell’s current capital plan, and entering into certain material contracts.  The merger agreement also contains certain termination rights, and provides that, upon termination of the merger agreement under specified circumstances, Lyondell would be required to pay to Basell a termination fee of $385 million.

As a result of the proposed merger, the debt and accounts receivable sales facilities of Lyondell Chemical Company, Equistar and Millennium will be affected to varying degrees.  If not amended, the credit facilities and accounts receivable sales facilities of Lyondell Chemical Company and Equistar would be terminated at the closing.  The indentures governing all of Lyondell Chemical Company’s and Equistar’s debt, with the exception of Lyondell Chemical Company’s Debentures due 2010 and 2020 and Equistar’s Notes due 2009 and Debentures due 2026, contain put rights, which may be available to the debt holders as a result of the merger.  Millennium’s Notes due 2026 do not contain a put right.  Millennium’s 4% convertible debentures would be convertible at the conversion rate into the $48 cash per share merger consideration.

4.       Discontinued Operations

On May 15, 2007, Lyondell completed the sale of its worldwide inorganic chemicals business in a transaction valued at $1.3 billion, including the acquisition of working capital and assumption of certain liabilities directly related to the business.

The following represent the elements of cash flow for the nine months ended September 30, 2007 related to the sale of the inorganic chemicals business:

Millions of dollars
Gross sales proceeds	$1,143
Cash and cash equivalents sold	(37)
Costs related to the sale	(17)
Net proceeds from sale of discontinued operations before required repayment of debt	1,089
Debt required to be repaid	(99)
Net proceeds from sale of discontinued operations	$990

 LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.       Discontinued Operations – (Continued)

The operations of the inorganic chemicals business are classified as discontinued operations in the consolidated statements of income and cash flows, and the assets and associated liabilities have been classified as held for sale in the consolidated balance sheets.

Amounts included in income from discontinued operations are summarized as follows:

	For the three months ended September 30,				For the nine months ended September 30,
Millions of dollars	2007		2006		2007	2006
Sales and other operating revenues	$	- -		$339	$514		$1,035
Loss on sale of discontinued operations	$	- -	$	- -	$(21)	$	- -
Other income (loss) from discontinued operations		- -		(7)	18		35
Provision for (benefit from) income taxes		- -		(3)	79		4
Income (loss) from discontinued operations, net of tax	$	- -		$(4)	$(82)		$31

The final amount that Lyondell will receive in compensation for working capital has not been determined.  Unresolved amounts totaling less than $30 million are subject to possible arbitration proceedings.

The provision for income taxes in the nine months ended September 30, 2007 primarily reflects the unfavorable effect of nondeductible capital losses resulting from the sale.  Income taxes payable related to the sale were $88 million.

The assets and liabilities of the inorganic chemicals business classified as held for sale are summarized as follows:

Millions of dollars	December 31, 2006
Cash	$45
Inventories	381
Other current assets	261
Total current assets	687
Property, plant and equipment, net	604
Goodwill, net	316
Other noncurrent assets, net	149
Total long-term assets	1,069
Total assets	$1,756
Current maturities of long-term debt	$4
Other current liabilities	337
Total current liabilities	341
Long-term debt	82
Other noncurrent liabilities	269
Minority interest	40
Total long-term liabilities	391
Total liabilities	$732

 LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.       Discontinued Operations – (Continued)

Additionally, stockholders’ equity at December 31, 2006 included accumulated other comprehensive income of $55 million associated with discontinued operations.

5.      Equity Interest and Acquisition of Houston Refining LP

During the third quarter 2007, Houston Refining settled its remaining insurance claims related to business interruption from Hurricane Rita for $50 million and Lyondell recognized a benefit of $30 million for its 58.75% pro rata share of the settlement.  The remainder was remitted to CITGO Petroleum Corporation (“CITGO”).

On August 16, 2006, Lyondell purchased CITGO’s 41.25% ownership interest in Houston Refining to, among other things, take advantage of market conditions in refining and Houston Refining’s cash flows.  Prior to the acquisition, Lyondell held a 58.75% equity-basis investment in Houston Refining and, as a result of the acquisition, Houston Refining became a wholly owned, consolidated subsidiary of Lyondell from August 16, 2006.  Houston Refining owns and operates a full conversion refinery located in Houston, Texas, which has the ability to process approximately 268,000 barrels per day of lower cost, heavy, high sulfur crude oil.

Lyondell’s acquisition of CITGO’s 41.25% interest was financed using $2,509 million of the proceeds of a $2.65 billion seven-year term loan (see Note 12).  The $2,509 million consisted of $43 million of debt issue costs and $2,466 million of cash payments at closing consisting of:  $1,629 million for acquisition of the 41.25% interest in Houston Refining, the acquisition of estimated working capital of $53 million, $445 million to repay and terminate Houston Refining’s $450 million term loan facility, including accrued interest of $4 million, $39 million to repay a loan payable to CITGO, including $4 million of accrued interest, and $300 million related to the termination of the previous crude supply agreement.  As part of the transaction, Houston Refining and PDVSA Petróleo, S.A. terminated the previous crude supply agreement and entered into a new crude oil contract for 230,000 barrels per day of heavy crude oil, which runs through 2011 and year to year thereafter.  In the fourth quarter 2006, additional payments totaling $92 million, including accrued interest, were made to CITGO, representing adjustment of the estimated working capital.

The following represent the elements of cash flow in the nine months ended September 30, 2006 for the transactions related to the acquisition of Houston Refining:

Millions of dollars
Purchase of CITGO’s 41.25% interest in Houston Refining	$1,629
Acquisition of estimated working capital	53
Total cash purchase price of 41.25% interest in Houston Refining	1,682
Related payments - advances to Houston Refining:
To fund termination of crude supply agreement	300
To fund repayment of bank loan and accrued interest	445
To fund repayment of CITGO partner loan and accrued interest	39
Cash payments at closing	2,466
Cash and cash equivalents acquired	(53)
Acquisition of Houston Refining and related payments, net of cash acquired	$2,413

During the nine months ended September 30, 2007, Lyondell reimbursed CITGO, as provided for in the transaction agreement, for $94 million of taxes, which Lyondell previously estimated at $97 million, resulting in a $3 million reduction to the purchase price allocated to property, plant and equipment.

 LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.       Equity Interest and Acquisition of Houston Refining LP – (Continued)

Prior to the acquisition, Lyondell held a 58.75% equity-basis investment in Houston Refining and, because the partners jointly controlled certain key management decisions, including approval of the strategic plan, capital expenditures and annual budget, issuance of debt and the appointment of executive management of the partnership, Lyondell accounted for its investment in Houston Refining using the equity method.

Summarized financial information for Houston Refining follows for certain periods prior to the consolidation of Houston Refining:

Millions of dollars	For the period July 1 through August 15, 2006	For the period January 1 through August 15, 2006
STATEMENTS OF INCOME
Sales and other operating revenues	$1,205	$5,710
Cost of sales	1,076	5,223
Termination of crude supply agreement	300	300
Selling, general and administrative expenses	9	42
Operating income (loss)	(180)	145
Interest expense, net	(8)	(31)
Benefit from income taxes	(8)	- -
Net income (loss)	$(180)	$114

As a partnership, Houston Refining is not subject to federal income taxes.  Houston Refining’s selling, general and administrative expenses for the nine months ended September 30, 2006 included an $8 million charge representing reimbursement to Lyondell of legal fees and expenses paid by Lyondell on behalf of Houston Refining in connection with the settlement discussed below.

Lyondell’s income from its investment in Houston Refining prior to August 16, 2006 consisted of Lyondell’s share of Houston Refining’s net income and accretion of Lyondell’s investment in Houston Refining up to its underlying equity in Houston Refining’s net assets.

Lyondell’s results for the three and nine months ended September 30, 2006 were reduced by a $176 million charge representing its 58.75% share of the $300 million cost to terminate Houston Refining’s previous crude supply agreement.  For the nine months ended September 30, 2006, Lyondell’s income also included $74 million in “Other income (expense), net” representing the net payments received by Lyondell, including reimbursement of legal fees and expenses from Houston Refining referred to above, in settlement of all disputes among Lyondell, CITGO and Petróleos de Venezuela, S.A. and their respective affiliates.

6.       Charges Related to Toluene Diisocyanate Plant and Asset Impairment

Lyondell ceased production of toluene diisocyanate (“TDI”) at the Lake Charles, Louisiana TDI plant in the third quarter of 2005.  Results of operations in the first nine months of 2007 reflect charges totaling $64 million, relating to resolution of commercial arrangements associated with the facility under which payments will be made over the next four years.  Any additional costs that may be incurred with respect to the facility are not expected to be material to Lyondell’s results of operations.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.       Charges Related to Toluene Diisocyanate Plant and Asset Impairment – (Continued)

Lyondell’s third quarter and first nine months 2006 earnings reflect a pretax charge of $106 million for impairment of the net book value of its idled Lake Charles, Louisiana ethylene facility.  In the third quarter of 2006, Lyondell undertook a study of the feasibility, cost and time required to restart the Lake Charles ethylene facility.  As a result, management determined that restarting the facility would not be justified.  The remaining net book value of the related assets of $10 million represents an estimate, based on probabilities, of alternative-use value. Lyondell does not expect to incur any significant future costs with respect to the facility.

7.       Investment in PO Joint Ventures

Lyondell, together with Bayer AG and Bayer Corporation (collectively “Bayer”), share ownership in a U.S. propylene oxide (“PO”) manufacturing joint venture (the “U.S. PO Joint Venture”) and a separate joint venture for certain related PO technology.  Bayer’s ownership interest represents ownership of 1.6 billion pounds of annual in-kind PO production of the U.S. PO Joint Venture.  Lyondell takes in kind the remaining PO production and all co-product styrene monomer (“SM”) and tertiary butyl alcohol (“TBA”) production from the U.S. PO Joint Venture.

In addition, Lyondell and Bayer each have a 50% interest in a separate manufacturing joint venture (the “European PO Joint Venture”), which includes a world-scale PO/SM plant at Maasvlakte near Rotterdam, The Netherlands.  Lyondell and Bayer each are entitled to 50% of the PO and SM production of the European PO Joint Venture.

Changes in Lyondell’s investment in the U.S. and European PO joint ventures for the nine-month periods ended September 30, 2006 and 2007 are summarized as follows:

Millions of dollars	U.S. PO Joint Venture	European PO Joint Venture	Total PO Joint Ventures
Investment in PO joint ventures – January 1, 2006	$518	$258	$776
Cash contributions	12	6	18
Depreciation and amortization	(25)	(10)	(35)
Effect of exchange rate changes	- -	18	18

Investment in PO joint ventures – September 30, 2006	$505	$272	$777

Investment in PO joint ventures – January 1, 2007	$504	$274	$778
Cash contributions	13	21	34
Depreciation and amortization	(25)	(11)	(36)
Effect of exchange rate changes	- -	23	23

Investment in PO joint ventures – September 30, 2007	$492	$307	$799

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.       Accounts Receivable

Lyondell has two accounts receivable sales facilities totaling $750 million, which mature in November 2010, maintained by its wholly owned subsidiary, Equistar Chemicals, LP (together with its consolidated subsidiaries, “Equistar”), and by Lyondell Chemical Company.  Pursuant to these facilities, Lyondell sells, through two wholly owned bankruptcy-remote subsidiaries, on an ongoing basis and without recourse, interests in pools of domestic accounts receivable to financial institutions participating in the facilities.  Lyondell is responsible for servicing the receivables.  As of September 30, 2007 and December 31, 2006, the aggregate amounts of outstanding receivables sold under the facilities were $40 million and $100 million, respectively.

9.       Inventories

Inventories consisted of the following components:

Millions of dollars	September 30, 2007	December 31, 2006
Finished goods	$1,075	$1,093
Work-in-process	178	156
Raw materials	447	445
Materials and supplies	206	183
Total inventories	$1,906	$1,877

10.       Property, Plant and Equipment and Goodwill

The components of property, plant and equipment, at cost, and the related accumulated depreciation were as follows:

Millions of dollars	September 30, 2007	December 31, 2006
Land	$103	$104
Manufacturing facilities and equipment	12,579	12,124
Construction in progress	373	362
Total property, plant and equipment	13,055	12,590
Less accumulated depreciation	(4,564)	(4,048)
Property, plant and equipment, net	$8,491	$8,542

Depreciation and amortization expense is summarized as follows:

	For the three months ended September 30,		For the nine months ended September 30,
Millions of dollars	2007	2006	2007	2006
Property, plant and equipment	$170	$135	$509	$365
Investment in PO joint ventures	12	12	36	35
Turnaround costs	24	16	64	44
Patent and license costs	1	1	4	5
Software costs	2	8	17	22
Other	14	10	32	24
Total depreciation and amortization	$223	$182	$662	$495

 LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10.       Property, Plant and Equipment and Goodwill – (Continued)

Lyondell believes that there are asset retirement obligations associated with some of its facilities, but that the present value of those obligations normally is not material in the context of an indefinite expected life of the facilities.  Lyondell continually reviews the optimal future alternatives for its facilities.  Any decision to retire one or more facilities would result in an increase in the present value of such obligations.  At September 30, 2007 and December 31, 2006, the liabilities that had been recognized for all asset retirement obligations were $16 million and $12 million, respectively.

Lyondell’s goodwill increased from $1,332 million at December 31, 2006 to $1,373 million at September 30, 2007 as a result of the adoption of FIN No. 48 (see Note 2).

11.       Accounts Payable

Accounts payable at September 30, 2007 and December 31, 2006 included liabilities in the amounts of $17 million and $19 million, respectively, for checks issued in excess of associated bank balances but not yet presented for collection.

12.       Long-Term Debt

Lyondell’s long-term debt includes credit facilities and debt obligations maintained by Lyondell’s wholly owned subsidiaries, Equistar and Millennium, and by Lyondell Chemical Company without its consolidated subsidiaries (“LCC”).  In some situations, such as references to financial ratios, the context may require that “LCC” refer to Lyondell Chemical Company and its consolidated subsidiaries other than Equistar and Millennium.  LCC has not guaranteed the subsidiaries’ credit facilities or debt obligations, except for Equistar’s 7.55% Debentures due 2026 in the principal amount of $150 million.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12.           Long-Term Debt – (Continued)

Long-term debt consisted of the following:

Millions of dollars	September 30, 2007	December 31, 2006
Bank credit facilities:
LCC senior secured credit facility:
Term loan due 2013	$1,758	$1,771
$1,055 million revolving credit facility	- -	- -
Equistar $400 million inventory-based revolving credit facility	- -	- -

LCC notes and debentures:
Senior Secured Notes due 2012, 11.125%	- -	277
Senior Secured Notes due 2013, 10.5%	325	325
Debentures due 2010, 10.25%	100	100
Debentures due 2020, 9.8% ($1 million of discount)	224	224
Senior Unsecured Notes due 2014, 8%	875	875
Senior Unsecured Notes due 2016, 8.25%	900	900
Senior Unsecured Notes due 2017, 6.875%	510	- -
Senior Subordinated Notes due 2009, 10.875%	- -	500

Equistar notes and debentures:
Senior Notes due 2008, 10.125% ($5 million of premium)	405	716
Senior Notes due 2011, 10.625% ($12 million of premium)	412	727
Debentures due 2026, 7.55% ($14 million of discount)	136	135
Notes due 2009, 8.75%	600	599

Millennium notes and debentures:
Senior Notes due 2008, 9.25%	- -	393
Senior Debentures due 2026, 7.625% ($3 million of premium)	244	249
Convertible Senior Debentures due 2023, 4% ($10 million of premium)	160	163

Total	6,649	7,954
Less current maturities	(423)	(18)

Long-term debt	$6,226	$7,936

During the first nine months of 2007, Lyondell repaid the $278 million outstanding principal amount of LCC’s 11.125% Senior Secured Notes due 2012, paying premiums totaling $18 million.  LCC also obtained consents to a proposed amendment of a restrictive provision of the indenture related to its 10.5% Senior Secured Notes due 2013, which required LCC to refinance subordinated debt with new subordinated debt.  The amendment permits the refinancing of subordinated debt with senior debt.  As a result, Lyondell issued $510 million of LCC 6.875% Senior Unsecured Notes due 2017, paying debt issuance costs of $8 million, and repaid, at par, the outstanding $500 million principal amount of LCC’s 10.875% Senior Subordinated Notes due 2009.

Also during the first nine months of 2007, LCC obtained an amendment to its senior secured credit facility reducing the then-current interest rate from LIBOR plus 1.75% to LIBOR plus 1.50% and removing the financial ratio maintenance covenants from the term loan.  In addition, LCC repaid $13 million principal amount of its term loan due 2013 and Millennium repaid $4 million principal amount of its 7.625% Senior Debentures due 2026.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12.           Long-Term Debt – (Continued)

During the first nine months of 2007, Equistar repaid $300 million of its 10.125% Senior Notes due 2008 and $300 million of its 10.625% Senior Notes due 2011, paying premiums totaling $32 million, and Millennium repaid the remaining $373 million of its 9.25% Senior Notes due 2008, paying a premium of $13 million.  As a result of the repayment of the 9.25% Senior Notes, Millennium is no longer prohibited from making certain restricted payments, including cash dividends to Lyondell, nor is it required to maintain financial ratios.

As of September 30, 2007, based on a quarterly test related to the price of Lyondell common stock, Millennium’s 4% Convertible Senior Debentures were convertible into Lyondell common stock at a conversion rate of 75.763 Lyondell shares per one thousand dollar principal amount of the Debentures.  The principal amount of Debentures that had been converted into shares of Lyondell common stock as of September 30, 2007 was not significant.

Current maturities of long-term debt at September 30, 2007 included $400 million principal amount of Equistar’s 10.125% Senior Notes due 2008 and $18 million of LCC’s term loan due 2013.  At December 31, 2006, current maturities of long-term debt included $18 million of LCC’s term loan due 2013.

Amortization of debt premiums, including adjustments to fair values included in accounting for the acquisition of Millennium, debt discounts and debt issuance costs resulted in net expense of $1 million for the three months ended September 30, 2007, a net credit of $3 million for the three months ended September 30, 2006 and net credits of $6 million and $13 million for the nine months ended September 30, 2007 and 2006, respectively, that were included in interest expense in the Consolidated Statements of Income.

Foreign exchange gains on intercompany loans totaled $26 million and $24 million, respectively, in the three months and nine months ended September 30, 2007 and less than $1 million in each of the three and nine months ended September 30, 2006.  The gains in 2007 reflected the significant increase in value of the euro compared to the U.S. dollar in the three months ended September 30, 2007 and the determination that certain outstanding intercompany debt will be repaid in the foreseeable future.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13.       Pension and Other Postretirement Benefits

Net periodic pension benefits included the following cost components:

	For the three months ended September 30, 2007		For the nine months ended September 30, 2007
Millions of dollars	U.S.	Non-U.S.	U.S.	Non-U.S.
Service cost	$13	$3	$39	$8
Interest cost	22	3	66	8
Recognized return on plan assets	(26)	(4)	(74)	(10)
Amortization	5	- -	10	1
Net periodic pension benefit cost	$14	$2	$41	$7

	For the three months ended September 30, 2006		For the nine months ended September 30, 2006
Millions of dollars	U.S.	Non-U.S.	U.S.	Non-U.S.
Service cost	$11	$4	$33	$11
Interest cost	20	3	59	9
Recognized return on plan assets	(19)	(4)	(56)	(11)
Amortization	6	1	17	3
Net periodic pension benefit cost	$18	$4	$53	$12

Net periodic other postretirement benefits, which are provided to U.S. employees, included the following cost components:

	For the three months ended September 30,		For the nine months ended September 30,
Millions of dollars	2007	2006	2007	2006
Service cost	$1	$1	$4	$3
Interest cost	4	3	11	9
Amortization	(1)	(1)	(5)	(2)
Net periodic other postretirement benefit cost	$4	$3	$10	$10

Lyondell made $147 million of voluntary and required contributions to its pension plans during the nine months ended September 30, 2007, and does not expect to make significant contributions during the last three months of 2007.

14.       Income Taxes

Certain income tax returns of Lyondell and various of its subsidiaries are under examination by the Internal Revenue Service (“IRS”) and various non-U.S. and state tax authorities.  In many cases, these audits may result in proposed adjustments by the tax authorities.  Lyondell believes that its tax positions comply with applicable tax law and intends to defend its positions through appropriate administrative and judicial processes.

 LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14.       Income Taxes – (Continued)

Tax benefits totaling $179 million relating to uncertain tax positions taken in prior years, including $44 million pertaining to discontinued operations, were unrecognized as of January 1, 2007 (see Note 2).  As a result of the sale of the inorganic chemicals business, this amount decreased by the $44 million.  There were no other material changes in the amount of unrecognized benefits during the nine months ended September 30, 2007.

A substantial portion of these uncertainties relate to passive foreign income for the years 1997 to 2001 and related capital loss benefits that were subsequently recognized.  IRS audit examination and appeal of the matter has been completed, and it is now in the final stages of the administrative review process.  It is reasonably possible that the matter may be settled in 2007 and result in a significant reduction of the amount of unrecognized tax benefits with a corresponding adjustment to goodwill.  With the exception of the preceding issue, Lyondell is no longer subject to any significant income tax examinations by tax authorities for years prior to 2002.

Lyondell recognizes interest accrued related to uncertain income tax positions in interest expense.  Lyondell’s accrued liability for interest as of January 1, 2007 was $86 million.  The noncurrent portion of liabilities for uncertain income tax positions and related interest are classified as “Other liabilities” in the consolidated balance sheets.

The effective income tax rate for the first nine months of 2007 was 34% primarily due to a benefit from newly-enacted Texas state legislation, which allows the carryforward of certain tax losses for state income tax purposes.  The estimated annual effective income tax rate for 2007, excluding the effect of the Texas state tax benefit, is 36%.  The effective income tax rate used for the first nine months of 2006 was 40%, and was higher than the statutory rate primarily due to the effects of non-U.S. operations.

15.       Commitments and Contingencies

Environmental Remediation—Lyondell’s accrued liability for future environmental remediation costs at current and former plant sites and other remediation sites totaled $175 million and $176 million as of September 30, 2007 and December 31, 2006, respectively.  The remediation expenditures are expected to occur over a number of years, and not to be concentrated in any single year.  In the opinion of management, there is no material estimable range of reasonably possible loss in excess of the liabilities recorded for environmental remediation.  However, it is possible that new information about the sites for which the accrual has been established, new technology or future developments such as involvement in investigations by regulatory agencies, could require Lyondell to reassess its potential exposure related to environmental matters.

The following table summarizes the activity in Lyondell’s accrued environmental liability for the nine months ended September 30:

Millions of dollars	2007	2006
Balance at January 1	$176	$171
Additional provisions	12	10
Amounts paid	(13)	(9)
Balance at September 30	$175	$172

The liabilities for individual sites range from less than $1 million to $109 million.  The $109 million liability relates to the Kalamazoo River Superfund Site.

 LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15.       Commitments and Contingencies – (Continued)

A Millennium subsidiary has been identified as a Potential Responsible Party (“PRP”) with respect to the Kalamazoo River Superfund Site.  The site involves cleanup of river sediments and floodplain soils contaminated with polychlorinated biphenyls, cleanup of former paper mill operations, and cleanup and closure of landfills associated with the former paper mill operations.  In 2000, the Kalamazoo River Study Group (the “KRSG”), of which the Millennium subsidiary and other PRPs are members, submitted to the State of Michigan a Draft Remedial Investigation and Draft Feasibility Study, which evaluated a number of remedial options for the river.  The estimated costs for these remedial options ranged from $0 to $2.5 billion.

Although the KRSG study identified a broad range of remedial options, not all of those options would represent reasonably possible outcomes.  Management does not believe that it can identify a single remedy among those options that would represent the highest-cost reasonably possible outcome.  However, in 2004, Lyondell recognized a liability representing Millennium’s interim allocation of 55% of the $73 million total of estimated cost of riverbank stabilization, recommended as the preferred remedy in 2000 by the KRSG study, and of certain other costs.

At the end of 2001, the U.S. Environmental Protection Agency (“EPA”) took lead responsibility for the river portion of the site at the request of the State of Michigan.  In 2004, the EPA initiated a confidential process to facilitate discussions among the agency, the Millennium subsidiary, other PRPs, the Michigan Departments of Environmental Quality and Natural Resources, and certain federal natural resource trustees about the need for additional investigation activities and different possible approaches for addressing the contamination in and along the Kalamazoo River.

As a result of these discussions, new information has been obtained about regulatory oversight costs and other remediation costs, including a proposed remedy to be applied to a specific portion of the river.  As a result, Lyondell recognized $8 million in the first nine months of 2007 for additional estimated probable future remediation costs.  As of September 30, 2007, the probable future remediation spending associated with the river cannot be determined with certainty.  The activities related to the specific portion of the river are expected to be completed in 3 to 4 years and may provide Lyondell with a basis for estimating the probable future remediation cost of the Kalamazoo River.  At September 30, 2007, the balance of this liability was $62 million.

In addition, in 2004, Lyondell recognized a liability primarily related to Millennium’s estimated share of remediation costs for two former paper mill sites and associated landfills, which are also part of the Kalamazoo River Superfund Site.  At September 30, 2007, the balance of the liability was $47 million.  Although no final agreement has been reached as to the ultimate remedy for these locations, Millennium has begun remediation activity related to these sites.

Millennium’s ultimate liability for the Kalamazoo River Superfund Site will depend on many factors that have not yet been determined, including the ultimate remedy selected, the determination of natural resource damages, the number and financial viability of the other PRPs, and the determination of the final allocation among the PRPs.

The balance, at September 30, 2007, of Lyondell remediation liabilities related to Millennium sites other than the Kalamazoo River Superfund Site was $39 million.

MTBE—The presence of methyl tertiary butyl ether (“MTBE”) in some water supplies in certain U.S. states due to gasoline leaking from underground storage tanks and in surface water from recreational water craft led to public concern about the use of MTBE and resulted in U.S. federal and state governmental initiatives to reduce or ban the use of MTBE.  Substantially all refiners and blenders have discontinued the use of MTBE in the U.S.

 LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15.       Commitments and Contingencies – (Continued)

Accordingly, Lyondell is marketing its U.S.-produced MTBE for use outside of the U.S.  However, there are higher distribution costs and import duties associated with exporting MTBE outside of the U.S., and the increased supply of MTBE may reduce profitability of MTBE in these export markets.  Lyondell’s U.S.-based and European-based MTBE plants generally have the flexibility to produce either MTBE or ethyl tertiary butyl ether (“ETBE”) to accommodate market needs.  Lyondell produces and sells ETBE in Europe to address Europe’s growing demand for biofuels.  In addition, during the fourth quarter of 2006, Lyondell installed equipment at its Channelview, Texas facility to provide Lyondell with the flexibility to produce an alternative gasoline blending component known as iso-octene (also known as “di-isobutylene” or “DIB”) or either MTBE or ETBE at that facility in the future.  The facility began producing iso-octene during the fourth quarter of 2006, but experienced equipment limitations that negatively affected operability and reliability.  As a result, the facility has returned to MTBE production while the modifications necessary to ensure reliable iso-octene production are defined.  Any decision to return to iso-octene production will depend on the timing and cost of the required modifications, and product decisions will continue to be influenced by regulatory and market developments.  The profit contribution related to iso-octene may be lower than that historically realized on MTBE.  In addition, iso-octene is a new product without an established history.

Litigation—On April 12, 2005, BASF Corporation (“BASF”) filed a lawsuit in New Jersey against Lyondell asserting various claims relating to alleged breaches of a PO sales contract and seeking damages in excess of $100 million.  Lyondell denies it breached the contract.  The trial started on June 18, 2007.  Lyondell believes the maximum refund due to BASF is $22.5 million on such PO sales and has offered to pay such amount to BASF.  On August 13, 2007, the jury returned a verdict in favor of BASF in the amount of approximately $170 million (which includes the above $22.5 million).  On October 3, 2007, the judge determined that prejudgment interest on the verdict would be $36 million.  Lyondell will appeal this verdict and will post a bond, which will be collateralized by a $200 million letter of credit.  Lyondell does not expect the verdict to result in any material adverse effect on its business, financial position, liquidity or results of operations.

Together with alleged past manufacturers of lead-based paint and lead pigments for use in paint, Millennium has been named as a defendant in various legal proceedings alleging personal injury, property damage, and remediation costs allegedly associated with the use of these products.  The majority of these legal proceedings assert unspecified monetary damages in excess of the statutory minimum and, in certain cases, equitable relief such as abatement of lead-based paint in buildings.  Legal proceedings relating to lead pigment or paint are in various trial stages and post-dismissal settings, some of which are on appeal.

One legal proceeding relating to lead pigment or paint was tried in 2002.  On October 29, 2002, the judge in that case declared a mistrial after the jury declared itself deadlocked.  The sole issue before the jury was whether lead pigment in paint in and on Rhode Island buildings constituted a “public nuisance.”  The re-trial of this case began on November 1, 2005.  On February 22, 2006, a jury returned a verdict in favor of the State of Rhode Island finding that the cumulative presence of lead pigments in paints and coatings on buildings in the state constitutes a public nuisance; that a Millennium subsidiary, Millennium Holdings, LLC, and other defendants either caused or substantially contributed to the creation of the public nuisance; and that those defendants, including the Millennium subsidiary, should be ordered to abate the public nuisance.  On February 28, 2006, the judge held that the state could not proceed with its claim for punitive damages.  On February 26, 2007, the court issued its decision denying the post-verdict motions of the defendants, including Millennium, for a mistrial or a new trial.  The court concluded that it would enter an order of abatement and appoint a special master to assist the court in determining the scope of the abatement remedy.  On March 16, 2007, the court entered a final judgment on the jury’s verdict.  On March 20, 2007, Millennium filed its notice of appeal with the Rhode Island Supreme Court.

 LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15.       Commitments and Contingencies – (Continued)

Millennium’s defense costs to date for lead-based paint and lead pigment litigation largely have been covered by insurance.  Millennium has insurance policies that potentially provide approximately $1 billion in indemnity coverage for lead-based paint and lead pigment litigation.  Millennium’s ability to collect under the indemnity coverage would depend upon, among other things, the resolution of certain potential coverage defenses that the insurers are likely to assert and the solvency of the various insurance carriers that are part of the coverage block at the time of such a request.

While Lyondell believes that Millennium has valid defenses to all the lead-based paint and lead pigment proceedings and is vigorously defending them, litigation is inherently subject to many uncertainties.  Any liability that Millennium may ultimately incur, net of any insurance or other recoveries, cannot be estimated at this time.

Indemnification—Lyondell and its joint ventures are parties to various indemnification arrangements, including arrangements entered into in connection with acquisitions, divestitures and the formation of joint ventures.  For example, Lyondell entered into indemnification arrangements in connection with the transfer of assets and liabilities from Atlantic Richfield Company to Lyondell prior to Lyondell’s initial public offering and in connection with Lyondell’s acquisition of the outstanding shares of ARCO Chemical Company; Equistar and its owner companies (including Lyondell and Millennium) entered into indemnification arrangements in connection with the formation of Equistar; and Millennium entered into indemnification arrangements in connection with its demerger from Hanson plc.  Pursuant to these arrangements, Lyondell and its joint ventures provide indemnification to and/or receive indemnification from other parties in connection with liabilities that may arise in connection with the transactions and in connection with activities prior to completion of the transactions.  These indemnification arrangements typically include provisions pertaining to third party claims relating to environmental and tax matters and various types of litigation.  As of September 30, 2007, Lyondell has not accrued any significant amounts for such indemnification obligations, and is not aware of other circumstances that would be likely to lead to significant future indemnification claims against Lyondell.  Lyondell cannot determine with certainty the potential amount of future payments under the indemnification arrangements until events arise that would trigger a liability under the arrangements.

Other—Lyondell and its joint ventures are, from time to time, defendants in lawsuits and other commercial disputes, some of which are not covered by insurance.  Many of these suits make no specific claim for relief.  Although final determination of any liability and resulting financial impact with respect to any such matters cannot be ascertained with any degree of certainty, management does not believe that any ultimate uninsured liability resulting from these matters in which it, its subsidiaries or its joint ventures currently are involved will, individually or in the aggregate, have a material adverse effect on the financial position, liquidity or results of operations of Lyondell.

General—In the opinion of management, the matters discussed in this note are not expected to have a material adverse effect on the financial position or liquidity of Lyondell.  However, the adverse resolution in any reporting period of one or more of these matters could have a material impact on Lyondell’s results of operations for that period, which may be mitigated by contribution or indemnification obligations of others, or by any insurance coverage that may be available.

 LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16.       Stockholders’ Equity

In January 2007, Occidental Chemical Holding Corporation, a subsidiary of Occidental (“OCHC”), notified Lyondell that it was exercising the warrant held by OCHC for the purchase of 5 million shares of Lyondell common stock for $25 per share.  The terms of the warrant provided that Lyondell could elect to net settle the exercise by delivering that number of shares of Lyondell common stock having a market value equal to the difference between the exercise price and the market price.  In February 2007, pursuant to the terms of the warrant, OCHC received a net payment of 682,210 shares of Lyondell common stock, having a value of $20 million.  Subsequently, OCHC sold its remaining shares of Lyondell common stock.

The tax benefits of stock options exercised during the nine months ended September 30, 2007 and 2006 were $20 million and $4 million, respectively.

17.       Per Share Data

Basic earnings per share for the periods presented is computed based upon the weighted average number of shares of common stock outstanding during the periods.  Diluted earnings per share also include the effect of outstanding stock options, warrants and restricted stock.  Additionally, diluted earnings per share for the three and nine months ended September 30, 2007 and 2006 include the effect of the assumed conversion of Millennium’s 4% Convertible Senior Debentures into Lyondell common stock.

 LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17.       Per Share Data – (Continued)

Earnings per share data and dividends declared per share of common stock were as follows:

	For the three months ended September 30,		For the nine months ended September 30,
In millions	2007	2006	2007	2006
Income from continuing operations	$206	$61	$483	$476
After-tax interest expense on 4% Convertible Senior Debentures	- -	- -	1	1
Income from continuing operations, assuming conversion of 4% Convertible Senior Debentures	206	61	484	477
Income (loss) from discontinued operations, net of tax	- -	(4)	(82)	31
Net income assuming conversion of 4% Convertible Senior Debentures	$206	$57	$402	$508

In millions of shares
Basic weighted average shares	253.3	247.7	252.4	247.3
Effect of dilutive securities:
4% Convertible Senior Debentures	11.4	11.0	11.3	11.0
Stock options, warrants and restricted stock	1.6	1.8	1.5	1.7
Dilutive potential shares	266.3	260.5	265.2	260.0

Earnings per share:
Basic:
Continuing operations	$0.81	$0.24	$1.91	$1.92
Discontinued operations	- -	(0.01)	(0.32)	0.13
	$0.81	$0.23	$1.59	$2.05
Diluted:
Continuing operations	$0.78	$0.23	$1.83	$1.84
Discontinued operations	- -	(0.01)	(0.31)	0.12
	$0.78	$0.22	$1.52	$1.96

Antidilutive stock options and warrants in millions	- -	6.2	0.3	6.2

Dividends declared per share of common stock	$0.225	$0.225	$0.675	$0.675

 LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18.       Comprehensive Income

The components of comprehensive income were as follows:

	For the three months ended September 30,		For the nine months ended September 30,
Millions of dollars	2007	2006	2007	2006
Net income	$206	$57	$401	$507
Other comprehensive income (loss), net of tax:
Continuing operations:
Foreign currency translation	39	2	75	84
Amortization of actuarial and investment loss included in net periodic benefit cost	3	- -	4	- -

Discontinued operations:
Foreign currency translation	- -	(2)	17	24
Sale of discontinued operations	- -	- -	(72)	- -
Total other comprehensive income	42	- -	24	108
Comprehensive income	$248	$57	$425	$615

19.       Segment and Related Information

Lyondell operates in three reportable segments:

•
Ethylene, co-products and derivatives (“EC&D”), primarily manufacturing and marketing of ethylene; its co-products, including propylene, butadiene and aromatics; and derivatives, including ethylene oxide, ethylene glycol, polyethylene and vinyl acetate monomer;

•
Propylene oxide and related products (“PO&RP”), including manufacturing and marketing of PO; co-products SM and TBA with its derivatives, MTBE, ETBE and isobutylene; PO derivatives, including propylene glycol, propylene glycol ethers and butanediol; and TDI; and

•	Refining.

Through August 15, 2006, the refining segment consisted of Lyondell’s equity investment in Houston Refining (see Note 5). The operations of Houston Refining are consolidated prospectively from August 16, 2006, and include the effects of Lyondell’s acquisition from that date.

On May 15, 2007, Lyondell completed the sale of its worldwide inorganic chemicals business (see Note 4).

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19.       Segment and Related Information – (Continued)

Summarized financial information concerning reportable segments is shown in the following table for the periods presented:

Millions of dollars	EC&D	PO&RP	Refining	Other	Total

For the three months ended September 30, 2007:
Sales and other operating revenues:
Customer	$2,786	$2,031	$2,539	$29	$7,385
Intersegment	782	100	260	(1,142)	- -
	3,568	2,131	2,799	(1,113)	7,385

Operating income (loss)	83	170	209	(19)	443

For the three months ended September 30, 2006:
Sales and other operating revenues:
Customer	$3,015	$1,810	$954	$36	$5,815
Intersegment	588	90	129	(807)	- -
	3,603	1,900	1,083	(771)	5,815

Operating income	173	133	81	1	388
Income (loss) from equity investments	- -	2	(104)	- -	(102)

For the nine months ended September 30, 2007:
Sales and other operating revenues:
Customer	$8,034	$5,756	$6,777	$89	$20,656
Intersegment	2,190	302	699	(3,191)	- -
	10,224	6,058	7,476	(3,102)	20,656

Operating income (loss)	255	330	674	(38)	1,221
Income from equity investments	- -	2	- -	- -	2

For the nine months ended September 30, 2006:
Sales and other operating revenues:
Customer	$8,833	$5,067	$954	$94	$14,948
Intersegment	1,323	240	129	(1,692)	- -
	10,156	5,307	1,083	(1,598)	14,948

Operating income (loss)	653	358	81	(1)	1,091
Income from equity investments	- -	4	73	- -	77

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19.       Segment and Related Information – (Continued)

Sales and other operating revenues and operating income in the “Other” column above include elimination of intersegment transactions and businesses that are not reportable segments.

20.       Supplemental Guarantor Information

Certain Lyondell entities are guarantors, jointly and severally, of the following LCC debt (see Note 12):

-	Senior Secured Notes due 2013, 10.5%
-	Senior Unsecured Notes due 2014, 8%
-	Senior Unsecured Notes due 2016, 8.25%, and
-	Senior Unsecured Notes due 2017, 6.875%.

Guarantors include certain Lyondell subsidiaries, which have direct and indirect investments in Lyondell’s chemical production facilities in the U.S., The Netherlands and France; certain Lyondell entities, which hold and license technology to other Lyondell affiliates and to third parties, make loans to other Lyondell affiliates or which own equity interests in Equistar and Houston Refining; and, from August 16, 2006, Houston Refining.

The Guarantors are all 100% owned subsidiaries of Lyondell.  The guarantees are joint and several and full and unconditional.

Equistar is the issuer of 7.55% Debentures due 2026, which are guaranteed by LCC.

As a result of Lyondell’s purchase of its partner’s 41.25% equity interest in Houston Refining and Lyondell’s resulting 100% ownership of Houston Refining, the operations of Houston Refining are consolidated prospectively from August 16, 2006.  Prior to August 16, 2006, Lyondell accounted for its investment in Houston Refining using the equity method (see Note 5 for additional information).

The following condensed consolidating financial information present supplemental information as of September 30, 2007 and December 31, 2006 and for the three- and nine-month periods ended September 30, 2007 and 2006.  In this note, LCC refers to the parent company, Lyondell Chemical Company.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION

BALANCE SHEET
As of September 30, 2007

Millions of dollars	LCC	Guarantors		Equistar	Non- Guarantors	Eliminations		Consolidated

Inventories	$316		$362	$679	$551		$(2)	$1,906
Accounts receivable – affiliates	3,764		1,680	270	920		(6,634)	- -
Other current assets	248		453	1,231	1,061		- -	2,993
Property, plant and equipment, net	571		2,790	2,814	2,316		- -	8,491
Investments and long-term receivables	5,509		4,122	51	2,141		(10,924)	899
Long-term receivables – affiliates	2,936		2,297	- -	625		(5,858)	- -
Goodwill, net	699		142	- -	532		- -	1,373
Other assets, net	256		146	273	203		- -	878
Total assets	$14,299		$11,992	$5,318	$8,349		$(23,418)	$16,540

Current maturities of long-term debt	$18	$	- -	$400	$5	$	- -	$423
Accounts payable – affiliates	2,132		2,863	647	992		(6,634)	- -
Other current liabilities	573		682	1,200	849		- -	3,304
Long-term debt	4,674		- -	1,153	399		- -	6,226
Long-term payables – affiliates	2,022		2,988	- -	848		(5,858)	- -
Other liabilities	461		95	370	332		- -	1,258
Deferred income taxes	889		- -	- -	789		- -	1,678
Minority interests	- -		- -	1	120		- -	121
Stockholders’ equity	3,530		5,364	1,547	4,015		(10,926)	3,530
Total liabilities and stockholders’ equity	$14,299		$11,992	$5,318	$8,349		$(23,418)	$16,540

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION

BALANCE SHEET
As of December 31, 2006

Millions of dollars	LCC	Guarantors		Equistar		Non- Guarantors		Eliminations		Consolidated

Inventories	$246		$343		$809		$486		$(7)	$1,877
Accounts receivable – affiliates	3,223		1,644		221		510		(5,598)	- -
Other current assets	308		337		1,128		809		- -	2,582
Current assets held for sale	- -		- -		- -		687		- -	687
Property, plant and equipment, net	573		2,805		2,846		2,318		- -	8,542
Investments and long-term receivables	5,685		3,686		59		1,299		(9,836)	893
Long-term receivables – affiliates	2,816		2,054		- -		267		(5,137)	- -
Goodwill, net	699		142		- -		491		- -	1,332
Other assets, net	268		118		296		182		- -	864
Long-term assets held for sale	- -		- -		- -		1,069		- -	1,069
Total assets	$13,818		$11,129		$5,359		$8,118		$(20,578)	$17,846

Current maturities of long-term debt	$18	$	- -	$	- -	$	- -	$	- -	$18
Accounts payable – affiliates	2,192		2,402		174		830		(5,598)	- -
Other current liabilities	663		587		1,043		555		- -	2,848
Current liabilities associated with assets held for sale	- -		- -		- -		341		- -	341
Long-term debt	4,954		- -		2,160		822		- -	7,936
Long-term payables – affiliates	1,557		2,839		- -		741		(5,137)	- -
Other liabilities	456		118		377		502		- -	1,453
Deferred income taxes	790		- -		- -		747		- -	1,537
Long-term liabilities associated with assets held for sale	- -		- -		- -		391		- -	391
Minority interests	- -		- -		1		133		- -	134
Stockholders’ equity	3,188		5,183		1,604		3,056		(9,843)	3,188
Total liabilities and stockholders’ equity	$13,818		$11,129		$5,359		$8,118		$(20,578)	$17,846

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF INCOME
For the Three Months Ended September 30, 2007

Millions of dollars	LCC	Guarantors	Equistar	Non- Guarantors	Eliminations	Consolidated

Sales and other operating revenues	$1,169	$2,801	$3,464	$1,344	$(1,393)	$7,385
Cost of sales	1,092	2,583	3,314	1,140	(1,393)	6,736
Selling, general and administrative expenses	74	6	71	37	- -	188
Research and development expenses	8	- -	10	- -	- -	18
Operating income (loss)	(5)	212	69	167	- -	443
Interest income (expense), net	(102)	2	(37)	(1)	- -	(138)
Other income (expense), net	(6)	26	- -	4	- -	24
Income from equity investments	214	145	- -	7	(366)	- -
Intercompany income (expense), net	12	57	(10)	(59)	- -	- -
(Provision for) benefit from income taxes	93	(171)	- -	(45)	- -	(123)
Net income	$206	$271	$22	$73	$(366)	$206

STATEMENT OF INCOME
For the Three Months Ended September 30, 2006

				Non-
Millions of dollars	LCC	Guarantors	Equistar	Guarantors	Eliminations	Consolidated

Sales and other operating revenues	$1,128	$1,083	$3,480	$1,152	$(1,028)	$5,815
Cost of sales	1,055	997	3,151	997	(1,028)	5,172
Asset impairments	- -	- -	135	(29)	- -	106
Selling, general and administrative expenses	45	7	54	26	- -	132
Research and development expenses	10	(3)	8	2	- -	17
Operating income	18	82	132	156	- -	388
Interest income (expense), net	(98)	3	(55)	(7)	1	(156)
Other income (expense), net	(22)	(1)	1	4	- -	(18)
Income (loss) from equity investments	65	51	- -	25	(243)	(102)
Intercompany income (expense), net	20	23	- -	(43)	- -	- -
(Provision for) benefit from income taxes	74	(71)	- -	(54)	- -	(51)
Loss from discontinued operations, net of tax	- -	- -	- -	(4)	- -	(4)
Net income	$57	$87	$78	$77	$(242)	$57

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF INCOME
For the Nine Months Ended September 30, 2007

Millions of dollars	LCC	Guarantors	Equistar	Non- Guarantors	Eliminations	Consolidated

Sales and other operating revenues	$3,309	$7,480	$9,867	$3,978	$(3,978)	$20,656
Cost of sales	3,206	6,782	9,414	3,429	(3,978)	18,853
Selling, general and administrative expenses	195	18	202	112	- -	527
Research and development expenses	25	- -	28	2	- -	55
Operating income (loss)	(117)	680	223	435	- -	1,221
Interest income (expense), net	(324)	3	(140)	(12)	- -	(473)
Other income (expense), net	(30)	24	(32)	22	- -	(16)
Income from equity investments	595	371	1	14	(979)	2
Intercompany income (expense), net	31	145	(10)	(166)	- -	- -
(Provision for) benefit from income taxes	268	(418)	(1)	(100)	- -	(251)
Loss from discontinued operations, net of tax	(22)	- -	- -	(60)	- -	(82)
Net income	$401	$805	$41	$133	$(979)	$401

STATEMENT OF INCOME
For the Nine Months Ended September 30, 2006

				Non-
Millions of dollars	LCC	Guarantors	Equistar	Guarantors	Eliminations	Consolidated

Sales and other operating revenues	$3,125	$1,083	$9,794	$3,120	$(2,174)	$14,948
Cost of sales	2,892	1,001	8,849	2,749	(2,170)	13,321
Asset impairments	- -	- -	135	(29)	- -	106
Selling, general and administrative expenses	123	7	163	83	- -	376
Research and development expenses	29	(3)	25	3	- -	54
Operating income	81	78	622	314	(4)	1,091
Interest income (expense), net	(240)	9	(160)	(42)	1	(432)
Other income (expense), net	(27)	75	- -	12	- -	60
Income from equity investments	540	653	- -	141	(1,257)	77
Intercompany income (expense), net	(34)	153	- -	(119)	- -	- -
(Provision for) benefit from income taxes	187	(378)	- -	(129)	- -	(320)
Income from discontinued operations, net of tax	- -	- -	- -	31	- -	31
Net income	$507	$590	$462	$208	$(1,260)	$507

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CASH FLOWS
For the Nine Months Ended September 30, 2007

Millions of dollars	LCC	Guarantors	Equistar	Non- Guarantors	Eliminations		Consolidated
Net cash provided by (used in) operating activities – continuing operations	$(232)	$1,562	$253	$182		$(919)	$846
Net cash used in operating activities – discontinued operations	- -	- -	- -	(113)		- -	(113)
Net cash provided by (used in) operating activities	(232)	1,562	253	69		(919)	733

Expenditures for property, plant and equipment	(35)	(143)	(152)	(30)		- -	(360)
Payments to discontinued operations	- -	- -	- -	(97)		- -	(97)
Acquisition of Houston Refining LP and related payments, net of cash acquired	(94)	- -	- -	- -		- -	(94)
Distributions from affiliates in excess of earnings	297	- -	- -	18		(313)	2
Contributions and advances to affiliates	(34)	- -	- -	- -		- -	(34)
Loans to affiliates	- -	(255)	- -	(725)		980	- -
Other	- -	1	8	3		- -	12
Net cash provided by (used in) investing activities – continuing operations	134	(397)	(144)	(831)		667	(571)
Net proceeds from sale of discontinued operations before required repayment of debt	- -	- -	- -	1,089		- -	1,089
Other net cash provided by investing activities – discontinued operations	- -	- -	- -	82		- -	82
Net cash provided by (used in) investing activities	134	(397)	(144)	340		667	600

Repayment of long-term debt	(809)	- -	(632)	(390)		- -	(1,831)
Issuance of long-term debt	510	- -	- -	- -		- -	510
Proceeds from notes payable to affiliates	465	- -	515	- -		(980)	- -
Dividends paid	(171)	(268)	- -	(3)		271	(171)
Proceeds from and tax benefits of stock option exercises	81	- -	- -	- -		- -	81
Distributions to owners	- -	(861)	(100)	- -		961	- -
Other, net	8	(2)	- -	1		- -	7
Net cash provided by (used in) financing activities – continuing operations	84	(1,131)	(217)	(392)		252	(1,404)
Debt required to be repaid upon sale of discontinued operations	- -	- -	- -	(99)		- -	(99)
Net cash provided by financing activities – discontinued operations	- -	- -	- -	23		- -	23
Net cash provided by (used in) financing activities	84	(1,131)	(217)	(468)		252	(1,480)

Effect of exchange rate changes on cash	- -	- -	- -	4		- -	4
Increase (decrease) in cash and cash equivalents	(14)	34	(108)	(55)		- -	(143)
Cash and cash equivalents at beginning of period	92	80	133	141		- -	446
Cash and cash equivalents at end of period – continuing operations	$78	$114	$25	$86	$	- -	$303

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CASH FLOWS
For the Nine Months Ended September 30, 2006

Millions of dollars	LCC	Guarantors	Equistar	Non- Guarantors	Eliminations		Consolidated
Net cash provided by (used in) operating activities – continuing operations	$(77)	$672	$450	$403		$(867)	$581
Net cash provided by operating activities – discontinued operations	- -	- -	- -	38		- -	38
Net cash provided by (used in) operating activities	(77)	672	450	441		(867)	619

Expenditures for property, plant and equipment	(35)	(29)	(105)	(28)		- -	(197)
Payments to discontinued operations	- -	- -	- -	(12)		- -	(12)
Acquisition of Houston Refining LP and related payments, net of cash acquired	(2,468)	55	- -	- -		- -	(2,413)
Distributions from affiliates in excess of earnings	117	- -	- -	- -		- -	117
Contributions and advances to affiliates	(82)	- -	- -	(6)		6	(82)
Loans to affiliates	- -	(99)	- -	(214)		313	- -
Other	4	- -	2	1		(1)	6
Net cash used in investing activities – continuing operations	(2,464)	(73)	(103)	(259)		318	(2,581)
Other net cash used in investing activities – discontinued operations	- -	- -	- -	(30)		- -	(30)
Net cash used in investing activities	(2,464)	(73)	(103)	(289)		318	(2,611)

Repayment of long-term debt	(1,705)	- -	(150)	(240)		- -	(2,095)
Issuance of long-term debt	4,356	- -	- -	- -		- -	4,356
Proceeds from notes payable to affiliates	313	- -	- -	- -		(313)	- -
Dividends paid	(167)	(38)	- -	- -		38	(167)
Proceeds from and tax benefits of stock option exercises	18	- -	- -	- -		- -	18
Distributions to owners	- -	(454)	(375)	(1)		830	- -
Contributions from owners	- -	- -	- -	6		(6)	- -
Other, net	(6)	5	1	(3)		- -	(3)
Net cash provided by (used in) financing activities – continuing operations	2,809	(487)	(524)	(238)		549	2,109
Other net cash used in financing activities – discontinued operations	- -	- -	- -	(13)		- -	(13)
Net cash provided by (used in) financing activities	2,809	(487)	(524)	(251)		549	2,096

Effect of exchange rate changes on cash	- -	- -	- -	4		- -	4
Increase (decrease) in cash and cash equivalents	268	112	(177)	(95)		- -	108
Cash and cash equivalents at beginning of period	63	- -	215	315		- -	593
Cash and cash equivalents at end of period	331	112	38	220		- -	701
Less: Cash and cash equivalents at end of period – discontinued operations	- -	- -	- -	45		- -	45
Cash and cash equivalents at end of period – continuing operations	$331	$112	$38	$175	$	- -	$656